**Supplement Dated May 18, 2017**
To the Current Prospectus and Statement of Additional Information

**Individual Nonqualified Variable Annuity**

Issued by Voya Retirement Insurance and Annuity Company
Through its Variable Annuity Account B

*This supplement updates and amends certain information contained in your variable annuity prospectus and Statement of Additional Information, each dated May 1, 2014, and subsequent supplements thereto. Please read it carefully and keep it with your variable annuity prospectus and Statement of Additional Information for future reference.*

**IMPORTANT INFORMATION REGARDING THE COMPANY**

**Information about Voya Retirement Insurance and Annuity Company in your Prospectus and Statement of Additional Information is deleted and replaced with the following:**

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands.

Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

# IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE CONTRACTS

The following chart lists the funds that are available through the contracts, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

**There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating contract value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.**

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Fidelity® VIP Contrafund® Portfolio (Initial Class)**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks long-term capital appreciation. |
| **Fidelity® VIP Equity-Income Portfolio (Initial Class)**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index. |
| **Fidelity® VIP Growth Portfolio (Initial Class)**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks to achieve capital appreciation. |
| **Fidelity® VIP Overseas Portfolio (Initial Class)**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks long-term growth of capital. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Balanced Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **Voya Global Bond Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through a combination of current income and capital appreciation. |
| **Voya Global Equity Portfolio (Class S) ***<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks long-term capital growth and current income. |
| **Voya Government Money Market Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC<br><br>**There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.** | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00. |
| **Voya Growth and Income Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya Intermediate Bond Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya International Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Voya Large Cap Growth Portfolio (Class I)**<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks long-term capital growth. |
| **Voya MidCap Opportunities Portfolio (Class I)**<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Russell$^{TM}$ Large Cap Growth Index Portfolio (Class I)**<br><br>**Investment Adviser:**  Voya Investments, Inc.<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |
| **Voya Strategic Allocation Conservative Portfolio (Class I) \*\***<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital. |
| **Voya Strategic Allocation Growth Portfolio (Class I) \*\***<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks to provide capital appreciation. |
| **Voya Strategic Allocation Moderate Portfolio (Class I) \*\***<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized). |
| **VY® Invesco Equity and Income Portfolio (Class I)**<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Invesco Advisers, Inc. | Seeks total return consisting of long-term capital appreciation and current income. |
| **VY® Oppenheimer Global Portfolio (Class I)**<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  OppenheimerFunds, Inc. | Seeks capital appreciation. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **VY® T. Rowe Price Growth Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term growth through investments in stocks. |
| **VY® Templeton Foreign Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |

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\* This fund is the survivor of a prior merger involving the Voya Global Resources Portfolio.

\*\* This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

## MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.